Oct. 8, 2009

Reid Hooper
Staff Attorney
Larry Spirge
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Re:          Executive English Institute, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed on Sept. 28, 2009
File No. 333-158528

Dear Mr. Hooper:

The following are our responses to your comment letter dated Oct. 2, 2009.

Dilution of the Price Paid for Shares, page 16

1.   We note your response to our prior comment one in our letter dated September 8, 2009.  However, we still note inconsistencies in your disclosure related to the percentage of ownership applicable to both existing shareholders and purchasers of shares in the offering assuming only the 3 million shares being offered by the company are sold.   Please reconcile.

Revised for consistency.

2.  We refer to the dilution per share for purchasers in this offering.   It is not clear how you calculated the $0.003 per share dilution.  Please revise to correct or tell us how you calculated this figure.

Recalculated.

Statements of Cash Flows, page FF-5

3.  Please refer to comment eight in our letter dated August 21, 2009 and our comment four in our letter dated September 8, 2009.  We note that you deleted the entry representing common stock issued for services in the amount of $15,000 from the financing activity section of the cash flow statement; however, it is appears to have been deleted entirely.  Please revise to correctly include this as a non-cash adjustment to net income (loss) in the operating cash flows section.

Revised.

Very truly yours,

/s/ Steve Rudish
President
Executive English Institute, Inc.